Exhibit 99.1

Vantage Corp’s Subsidiary Completes Acquisition of PJ Marine Singapore Pte. Ltd. and Sets First Half Fiscal 2026 Conference Call for Wednesday, January 21, 2026, at 8:30 a.m. ET

Singapore – January 5, 2026 – Vantage Corp (NYSE American: VNTG) (“Vantage” or the “Company”), a shipbroking company providing comprehensive services including brokerage, consultancy, and operational support in the tanker market, announced the completion of its previously announced acquisition of PJ Marine Singapore Pte. Ltd. (“PJ Marine Singapore”).

“After months of thorough due diligence and standard closing procedures, I am pleased to announce the successful acquisition of PJ Marine Singapore,” said Vantage Corp CEO Andre D’Rozario. “As we begin the new year, this milestone officially jumpstarts our entry into the China market and strengthens our Petrochemicals and Sales & Purchase practices. We anticipate PJ Marine Singapore will deliver immediate value to our operations and financial performance, and we are eager to unlock synergies that will drive growth beyond current levels.

“We are also progressing with the final steps to complete the acquisition of PJ Marine Shanghai Co., Ltd. and Peijun Marine Consultant Co., Limited. All parties remain committed to closing these transactions, and we look forward to sharing further updates in the coming months.”

First Half Fiscal 2026 Conference Call

The Company will hold a conference call and webcast on Wednesday, January 21, 2026, at 8:30 a.m. Eastern time to discuss its financial and operational results for the first six months of fiscal 2026 ended September 30, 2025. Financial results will be issued in a press release prior to the call.

Vantage Corp CEO Andre D’Rozario will host the conference call. To listen to the audio webcast, please visit Vantage Corp’s Investor Relations website at https://www.vantageshipbrokers.com/investors or use the webcast link below. A replay of the webcast will also be available on Vantage Corp’s Investor Relations website shortly after the call.

Conference Call and Webcast

Date/Time: Wednesday, January 21, 2026, at 8:30 a.m. Eastern time

Dial-In: https://register-conf.media-server.com/register/BI8f2aca1110b741a89fd5d8eb14b9386f

Webcast: https://edge.media-server.com/mmc/p/3hgg2yrt

About Vantage Corp

Founded in 2012 by five seasoned shipbrokers, Vantage Corp provides comprehensive shipbroking services, including operational support and consultancy services, in the tanker markets, covering clean petroleum products (“CPP”) and petrochemicals, dirty petroleum products (“DPP”), biofuels and vegetable oils. Vantage Corp also has a sales & projects team, a research/strategy team and an IT team. Vantage over the years has emerged as a trusted intermediary and a pivotal link between oil companies, traders, shipowners, and commercial managers, ensuring smooth logistical flow for cargo deliveries to timely demurrage and claims settlements. Through its 100%-owned subsidiary Vantage (BVI) Corporation, Vantage Corp operates a growing network of regional subsidiaries, including Vantage Shipbrokers Pte Ltd (Singapore), Vantage Nexus Commercial Brokers Co., L.L.C (UAE), and PJ Marine Singapore Pte. Ltd. Vantage Corp listed on the NYSE American on 12 June 2025. For more information, visit https://www.vantageshipbrokers.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future performance, outlook, strategies and general business conditions. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Vantage’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

VNTG@gateway-grp.com